

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 31, 2009

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630

> **Re: Waste Connections, Inc.**
> **Form 10-K for Fiscal Years Ended December 31, 2007 and 2008**
> **File No. 1-31507**

Dear Mr. Jackman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief